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              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549



                       SCHEDULE 14D-9
     Solicitation/Recommendation Statement Pursuant to
  Section 14(d)(4) of the Securities Exchange Act of 1934



              BRAUVIN REAL ESTATE FUND L.P. 5
                 (Name of Subject Company)



              Brauvin Real Estate Fund L.P. 5
           (Names of Person(s) Filing Statement)

               Limited Partnership Interests
               (Title of Class of Securities)



                       Not Applicable
           (CUSIP Number of Class of Securities)



              Thomas E. Murphy, Treasurer and
                  Chief Financial Officer
                   Brauvin Ventures, Inc.
            30 North LaSalle Street, Suite 3100
                  Chicago, Illinois 60602
                       (312) 759-7666
           (Name, address and telephone number of
            person authorized to receive notices
            and communications on behalf of the
                person(s) filing statement)



                      With a copy to:

                   Beth M. Gottlieb, Esq.
                       Holleb & Coff
                 55 East Monroe, Suite 4100
                  Chicago, Illinois 60603
                       (312) 807-4692

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  Item 1.   Security and Subject Company

       The name of the subject company is Brauvin Real Estate Fund L.P. 5, a Delaware limited partnership (the "Partnership"). Jerome J. Brault and Brauvin Ventures, Inc., an Illinois corporation, are the general partners of the Partnership (the "General Partners"). The principal executive offices of the Partnership and the General Partners are located at 30 North LaSalle Street, Suite 3100, Chicago, Illinois 60602. The title of the class of equity securities to which this statement relates is the units of limited partnership interest of the Partnership (the "Units").

  Item 2.   Tender Offer of the Bidder

       This Statement relates to a tender offer by MacKenzie Patterson Special Fund, L.P., MacKenzie Patterson Special Fund 3, LLC, MacKenzie Patterson Special Fund 4, LLC, Accelerated High Yield Institutional Investors, Ltd., Accelerated High Yield Growth Fund II, Ltd., Moraga-Dewaay Fund, LLC, Previously Owned Mortgage Partnerships Income Fund, L.P., MP Value Fund 4, L.P. and Steven Gold (collectively, the "Bidder" or the "Purchaser") disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated May 12, 1999 to purchase up to 2,470 Units at a purchase price equal to $170 per Unit, less the amount of any distributions declared or made with respect to the Units between May 12, 1999 and June 25, 1999 or such other date to which this Offer (as hereinafter defined) may be extended upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 1999 and the related Letter of Transmittal (the "Offer to Purchase" or the "Offer").

       Based on the information in the Schedule 14D-1, the business address of the person authorized to receive notices and communications on behalf of the Purchaser is Christine Simpson, MacKenzie Patterson, Inc., 1640 School Street, Moraga, California 94556.

  Item 3.   Identity and Background

       (a) The name and address of the Partnership, which is the person filing this Statement, is set forth in Item 1 above.

       (b) There is no material contract, agreement, arrangement or understanding or any material actual or potential conflict of interest between: (i) the Partnership and the General Partners; (ii) the Partnership and the Purchaser; or (iii) the General Partners and the Purchaser. The General Partners are entitled to receive distributions of the Partnership's operating cash flow and net sale or refinancing proceeds, which amounts are subordinated to certain preferential returns due the limited partners of the Partnership (the "Limited Partners"), as outlined in the Partnership's Amended and Restated Limited Partnership Agreement, as amended to date (the "Agreement"). In addition, an affiliate of the General Partners is compensated for providing property management services to the Partnership. The Partnership paid this affiliate of the General Partners approximately $100,000 for the year ended December 31, 1998 and approximately $26,000 for the three months ended March 31, 1999, for such services, pursuant to the terms of the Agreement. In addition, should the General Partners or their affiliates provide services to the Partnership in connection with the sale or refinancing of one of the Partnership's real properties, they will be entitled to a fee for such services; however, it will be subordinated to certain preferential distributions due to the Limited Partners, as set forth in the Agreement.

  Item 4.   The Solicitation or Recommendation

       (a)   Recommendation of the General Partners.  The
  Partnership is not expressing an opinion and is remaining neutral towards the Offer to Purchase.

       (b) Background; Reasons for Recommendation. In deciding to remain neutral on the Offer to Purchase, the General Partners considered the fact that the Partnership engaged Landauer Associates, Inc. ("Landauer"), an entity unaffiliated with the Partnership and the General Partners, to undertake a due diligence and market pricing analysis of the Partnership's real properties--Crown Point Shopping Center, a 42% joint venture interest in Strawberry Fields Shopping Center and a 53% joint venture interest in Sabal Palm Square. The General Partners recently received the valuation information from Landauer. By taking the appraised value of the assets, and the cash and cash equivalents held by the Partnership, as of December 31, 1998, and then deducting the mortgage balances, the anticipated selling costs, the Partnership's other liabilities and the estimated wind-up costs of the Partnership, the Partnership determined that the net liquidation value per Unit as of such date was approximately $329.35. This value per Unit is an estimate and the ultimate amount actually received by the Limited Partners will be affected by items including, but not limited to, the timing of the liquidation of the assets, changes in market conditions, necessary reserves of the Partnership and the sale prices that can be negotiated. This estimated amount does not include any prior distributions or returns of capital to the Limited Partners.

       The Partnership recently filed preliminary solicitation materials with the Securities and Exchange Commission outlining a strategy, developed with Landauer, on how to best realize the underlying value of the Partnership's assets. At such time as the regulatory agencies have completed their review of these materials, the Partnership will seek the Limited Partners' vote to allow the Partnership to undertake a program to sell the Partnership's properties and distribute the net proceeds to the Limited Partners.

       In reviewing the Offer to Purchase, the General Partners were unable to determine how the Bidder will deal with the provision of the Agreement prohibiting a Limited Partner to transfer less than five Units or make any transfer of his Units if after such transfer he owns less than five Units, as the Offer to Purchase is silent on this matter. However, should a Limited Partner desire liquidity at this time, the Offer to Purchase gives the Limited Partner such an opportunity.

  Item 5.   Persons Retained, Employed or to Be Compensated

       None.

  Item 6.   Recent Transactions and Intent with Respect to
            Securities

       (a)   None.

       (b)   Not applicable.

  Item 7.   Certain Negotiations and Transactions by the Subject
            Company

       (a)   The Partnership has not engaged in any
  negotiation in response to the Offer to Purchase which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership; (iii) a tender offer for or other acquisition of securities by or of the Partnership; or (iv) any material change in the present capitalization or dividend policy of the Partnership.



       As described in Item 4 of this Statement, the Partnership has developed a strategy on how best to realize the Partnership's assets' underlying value. Until the regulatory agencies have completed their review of the preliminary solicitation materials, the Partnership will remain neutral towards the Offer.

       (b)   There are no transactions, resolutions,
  agreements in principle or signed contracts in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in Item 7(a).

  Item 8.    Additional Information to Be Furnished

       None.

  Item 9.    Materials to Be Filed as Exhibits

       (a)(1)  Letter to Limited Partners.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  June 7, 1999

                         BRAUVIN REAL ESTATE FUND L.P. 5

             By:            Brauvin Ventures, Inc.,
                            Corporate General Partner

             By:              /s/ Jerome J. Brault
                                Jerome J. Brault,
                                   President

             By:              /s/ Jerome J. Brault
                                Jerome J. Brault,
                                 General Partner
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                       Exhibit (a)(1)


  June 7, 1999


  Dear Limited Partner, Brauvin Real Estate Fund L. P. 5:

  The General Partners are pleased to submit the Annual Report for Brauvin Real Estate Fund L.P. 5 which summarizes the activities of the Partnership for the year ended December
  31, 1998.

  In addition, on May 12, 1999, the General Partners received an unsolicited tender offer to purchase up to 25% of the outstanding Limited Partnership Units of the Partnership for $170.00 per Unit. The offer is being made in part by a group that currently owns approximately 7.4% of limited economic interest in the Partnership. You have recently received information regarding this offer.

  At this time, the General Partners have not made a decision as to the particular merits or risks to you, as a Limited
  Partner, associated with the tender offer.

  Please be advised, however, that as part of the General Partners' exploration of liquidation alternatives of the Partnership, an appraisal firm engaged by the Partnership, Landauer Associates, Inc. ("Landauer") completed appraisals of each of the Partnership's properties. Additionally, the Partnership engaged Landauer to assist it in determining the appropriate method and timing for the disposition of the Partnership's properties. Based primarily on the independent appraisals of the assets, the estimated net liquidation value of each Limited Partnership Unit as of December 31, 1998 is approximately $329.35 per Unit. This estimate was calculated by adding the appraised value of the assets, cash and cash equivalents held by the Partnership, and then deducting the current mortgage balances, the anticipated selling costs, the other liabilities and the estimated wind up costs of the Partnership. We would like to caution that this value per Unit is an estimate, and the ultimate amount that you will receive will be affected by items including, but not limited to, the timing of liquidation of the assets, changes in market conditions, necessary Partnership reserves and the sale prices that can be negotiated. The value, therefore, could be more or less than that currently estimated. Please note that this estimated amount does not include any prior distributions or returns of capital.



  Further, the Partnership recently filed preliminary solicitation materials with the Securities and Exchange Commission outlining a strategy, developed with Landauer, on how to best realize the underlying value of the Partnership's assets. At such time as the regulatory agencies have completed their review of these materials, the Partnership will seek your vote to allow the Partnership to undertake a program to sell the Partnership's properties and distribute the net proceeds to you, as a Limited Partner.
  We will keep you advised of our progress.

  You will have to make the determination as to whether to wait to received the solicitation materials to understand the Partnership's plan for the ultimate liquidation of the properties, or sell your interest now at the tender offer price. We do recommend, however, that if you choose to sell your interest prior to liquidation, you consider other options for sale, including the informal secondary market for the Units. If you would like further details regarding the informal secondary market, please consult with your broker or registered representative. Nonetheless, if you are primarily interested in liquidating your Units immediately, the tender offer gives you this opportunity. Additionally, there can be no assurance that a better offer for the purchase of your Units may be available now or in the future. Please be advised that by accepting this or any other potential tender offer, you will no longer have ownership interest in the Partnership's assets; thus, you will not share in any potential change in their value. If you choose to pursue the tender offer, payment will come directly from the outside group of investors.

  As always, if you have any questions regarding your investment, please do not hesitate to contact us.

  Sincerely,

  /s/ Jerome J. Brault

  Jerome J. Brault
  Managing General Partner

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